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                            June 6, 2023

       Mark Douglas
       Chief Executive Officer
       MNTN, Inc.
       823 Congress Avenue
       #1827
       Austin, TX 78768

                                                        Re: MNTN, Inc.
                                                            Amendment No. 5 to
Draft Registration Statement on Form S-1
                                                            Submitted May 12,
2023
                                                            CIK No. 0001891027

       Dear Mark Douglas:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 5 to Draft Registration Statement on Form S-1 Submitted May 12, 2023

       Prospectus Summary
       Competitive Strengths
       Business Model Allows for High Growth and Profitability, page 5

   1. Please revise the profitability aspect of the heading for this paragraph, as well as the related disclosure, to
take into account that in recent fiscal years your performance has trended away from,
rather than toward, achieving profitability. In this regard, we note your net income/loss
results for the fiscal years ended December 31, 2020, 2021 and 2022.
                                                        Please make conforming
revisions in the business section.
 Mark Douglas
MNTN, Inc.
June 6, 2023
Page 2
Capitalization, page 57

2. Please explain why you did not include the short-term note payable balance of $38,956 as of December 31, 2022, as part of your indebtedness or revise accordingly.
       You may contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameMark Douglas                               Sincerely,
Comapany NameMNTN, Inc.
                                                             Division of
Corporation Finance
June 6, 2023 Page 2                                          Office of Trade &
Services
FirstName LastName